

August 30, 2023

Rebecca J. Garbrick
Chief Financial Officer
Forward Air Corporation
1915 Snapps Ferry Road, Building N
Greeneville, TN 37745

> **Re: Forward Air Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 000-22490**

Dear Rebecca J. Garbrick:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Signatures, page 77

1. We note that your annual report has been signed by your principal executive officer, principal financial officer, and twelve directors.

   Please address the requirement in General Instruction (D)(2) to Form 10-K, which also requires the signature of your controller or principal accounting officer, and if applicable that any person who occupies more than one of the specified positions to indicate each capacity in which he or she has signed the report.

   Please identify the person that either has or would be signing the report in their capacity as your controller or principal accounting officer.

　　　　In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Mark Wojciechowski, Staff Accountant, at (202) 551-3759 with any questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Energy & Transportation